NOVAWEST

apella Resources

Novawest Resources Inc.

RECEIVED

2008 APR -7 A 6:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NC

082-03822

April 1, 2008

SUPPL

Securities and Exchange Commission
Office of International Finance
450 – 5th Street, N.W.
Washington, DC
20549

08001784

Re: Name Change:

Attention: To Whom it may concern

Please be advised that effective April 2, 2008, Novawest Resources Inc. will change its name to Apella Resources Inc. The address will remain the same:

Apella Resources Inc.
Suite 1600, The Bower Building
543 Granville Street
Vancouver, BC
V6C 1X8

PROCESSED
APR 18 2008
THOMSON FINANCIAL

Best Regards,

Management

dlw 4/17

END